Exhibit 3.1
ARTICLES OF AMENDMENT

OF

PAB BANKSHARES, INC.

Pursuant to Section 14-2-1006 of the Georgia Business Corporation Code, as amended (the “Code”), PAB Bankshares, Inc., a Georgia corporation (the “Corporation”), hereby amends its Amended and Restated Articles of Incorporation (the “Articles”) as follows:

I.

The name of the Corporation is PAB Bankshares, Inc.

II.

Article IV(a) of the Articles is hereby amended and restated in its entirety as follows:

 “(a)           Authorized Shares.  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 310,000,000 consisting of 300,000,000 shares of common stock (the "Common Stock"), and 10,000,000 shares of preferred stock (the "Preferred Stock").  The shares may be issued from time to time as authorized by the Board of Directors of the Corporation without further approval of the shareholders except as otherwise provided herein or to the extent that such approval is required by law, rules or regulations.  No shareholder shall have a preemptive right to acquire unissued shares of capital stock.  The Corporation may acquire its own shares of capital stock and shares so acquired constitute authorized but unissued shares.”

III.

The foregoing amendment was adopted on January 26, 2010.

IV.

The foregoing amendment was duly approved by the shareholders of the Corporation in accordance with the provisions of Section 14-2-1003 of the Code.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officers on this 8th day of March, 2010.

PAB BANKSHARES, INC.

By: /s/ Donald J. Torbert, Jr.
Name: Donald J. Torbert, Jr.
Title:   President and Chief Executive Officer

ATTEST:

/s/ Denise G. McKenzie
Name: Denise G. McKenzie
Title:   Secretary